

December 27, 2011

Via E-mail
Edward A. Hjerpe III
President and Chief Executive Officer
Federal Home Loan Bank of Boston
111 Huntington Avenue
Boston, Massachusetts 02199

> **Re:** **Federal Home Loan Bank of Boston**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 000-51402**

Dear Mr. Hjerpe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 3
General, page 3

1.      Please expand your disclosure in future filings to describe the Resolution Funding Corporation and Financing Corporation programs.

AHP Assessment, page 24

2.      We note that in 2010 your Affordable Home Loan Program assessment of $11.8 million exceeded ten percent of your net income of $106.6 million. Please clarify whether this

excess assessment was due to a shortfall from the assessments paid by other Federal Home Loan Banks or otherwise. To the extent that your assessment deviates from the ten percent formula in the future, please revise your future filings to explain the reason for the discrepancy.

Item 1A. Risk Factors, page 25
The loss of significant members could result in lower demand…, page 28

3.      Please expand your risk factor to identify the names of any members that account for more than ten percent of your advances.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 38
Executive Summary, page 39
Decline in Advances Balances, page 40

4.      We note your disclosure about the declining trend in the balance of advances to members. We also note that in March of 2011 FHFA Acting Director Edward DeMarco warned that large investments portfolios (as compared to advances) intended to generate added earnings is inconsistent with the purposes of the FHLBank System. We also note that in recent quarterly reports you have disclosed that management intends to maintain a level of investments at a level approximately equal to or less than 50 percent of total assets. Please expand your disclosure in the MD&A to address what changes you are making to your investments and to discuss the effect such changes would likely have on future earnings.

Financial Condition, page 57
Mortgage Loans, page 78
Allowance for Credit Losses on Mortgage Loans, page 81

5.      We note your disclosure that during 2010 you changed key variables that drive the calculation of your allowance for loan losses, including the loss severity estimates applied to defaulted loans. Please confirm whether this was the primary driver of the significant provision recorded in 2010. Please also describe for us your process for updating the inputs to your allowance for loan loss model as it would appear that significant housing price deterioration also existed in periods prior to 2010, yet provisions of a similar magnitude were not recorded in those periods. Finally, please clarify for us your statement that the magnitude of the increase in 2010 reflects the fact that the increased loss projections would exceed the recoveries from any future credit enhancement fees you may withhold to offset such losses.

Item 8. Financial Statements
Note 20 – Fair Values, page 181

6.　　We note your disclosure on page 187 related to significant inputs to your fair value measurements.  You state that you obtain prices from up to four designated third-party pricing vendors when valuing your investment securities and that you test the values for reasonableness using specified tolerance thresholds.  Please address the following:

- Your disclosure states that you establish a price for each investment security using a formula that is based on the number of prices received.  Please describe for us the formulas used in your fair value calculation (i.e., do you just take the average of the prices received?).
- More clearly describe the variance thresholds used to assess the reasonableness of the computed prices.  For example, explain how significant discrepancies between prices received from your third-party pricing vendors are handled.
- Tell us whether you obtain an independent auditor's report or other documentation from your pricing service providers regarding their controls over valuation of securities you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.
- Explain to us whether any documentation from the pricing servicers or brokers contains caveats or disclaimers about the pricing information provided.  If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.
- Describe to us the frequency with which you challenge the pricing of any particular Level 2 financial instrument received from the service providers, the results of such challenges, and the impact the challenges had on your assessment of the service provider's internal controls.
- Tell us whether the third party pricing service providers provide you a list of the observable market data (including similar securities whose price they use or adjust) or model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess whether the pricing methodology complies with ASC 820.  If so, explain to us how you validate this data or otherwise confirm its completeness and accuracy.

7.　　Please also revise your future filings to provide the following additional disclosures:

- Describe the extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.  To the extent proprietary models and observable inputs are used, discuss the internal controls you have in place to ensure the models and assumptions used by pricing services reflect those used by market participants.
- Explain how you evaluate the accuracy and completeness of the observable inputs used by the pricing services in valuing securities in order to reach a conclusion that

> the fair value determination is consistent with ASC 820, and properly classified in the fair value hierarchy.
> 
> • Describe the internal controls in place over the prices received from pricing services.

Item 10.  Directors, Executive Officers and Corporate Governance, page 196
Member Director and Member Director Nominee Requirements and Nominations, page 197

8.      We note that you disclosed for each independent director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director, but did not provide similar disclosure for your member directors. Please provide for each member director the disclosure required by Item 401(e) of Regulation S-K, or tell us why you believe you are not required to do so.  Please see our guidance in Regulation S-K Compliance and Disclosure Interpretation 116.09.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.  Please contact Celia Soehner at (202) 551-3463 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Angela Connell for

Suzanne Hayes
Assistant Director